Exhibit (a)(1)(i)

Offer to Purchase for Cash Outstanding Options to Purchase Shares of Common Stock
of Multiband Corporation

THE TENDER OFFER AND WITHDRAWAL RIGHTS DESCRIBED BELOW WILL
EXPIRE AT 5:00 P.M., CENTRAL TIME, ON AUGUST 29, 2013 UNLESS THE
TENDER OFFER IS EXTENDED BY MULTIBAND CORPORATION

Multiband Corporation, a Minnesota corporation, which we may refer to throughout this offer as we, us, the Company or Multiband, upon the terms and subject to the conditions set forth in this offer to purchase outstanding stock options and the accompanying election form, hereby offers to purchase for cancellation all options to purchase shares of our common stock, no par value, outstanding under our 1999 Stock Compensation Plan in exchange for the cash payment described below. The offer is limited to outstanding options, whether vested or unvested, to purchase shares of our common stock granted under our 1999 Stock Compensation Plan, and we refer to such options throughout this offer as eligible options. Upon the completion of the offer, eligible options that have been validly tendered in the offer (whether vested or unvested and that have not previously expired or been exercised or withdrawn from the offer) will be cancelled and converted into the right to receive from us a cash payment in an amount equal to the number of shares of our common stock subject to the eligible options multiplied by the greater of (1) the excess of $3.25 over the exercise price per share of the applicable eligible option, and (2) $0.50, without interest and reduced in each case by any applicable withholding taxes. Unless the context otherwise requires, all references to shares mean our shares of common stock.

This offer is being made in connection with the proposed merger of the Company with Manatee Merger Sub Corporation, a Minnesota corporation, which we may refer to throughout this offer as the Merger Sub, which is a wholly-owned subsidiary of Goodman Networks Incorporated, a Texas corporation, which we may refer to throughout this offer as the Parent, pursuant to which each outstanding share of our common stock will be converted into the right to receive $3.25 in cash. In connection with the merger, we have agreed with the Merger Sub and the Parent to use our commercially reasonable efforts to provide that at the effective time of the merger, all eligible options, whether vested or unvested, by virtue of the merger and without any action on the part of the holders of the eligible options, will automatically be cancelled and converted into the right to receive the applicable option payments.

Under our 1999 Stock Compensation Plan, eligible options cannot be cancelled by us without the consent of the option holders. Because it is a condition to the consummation of the merger that all eligible options be cancelled before the merger pursuant to the terms set forth in the merger agreement, we are making this offer to purchase the eligible options for the applicable option payments. By validly tendering your eligible options in the offer, you will have been deemed to have consented to an amendment to your eligible options such that if the offer is completed, the eligible options will be cancelled and converted into the right to receive cash in an amount equal to the number of shares of our common stock subject to the eligible options multiplied by the greater of (1) the excess of $3.25 over the exercise price per share of the eligible option and (2) $0.50, without interest and reduced in each case by any applicable withholding taxes.

This offer is conditioned upon the satisfaction or waiver of all conditions to the merger agreement, and if these conditions have not been satisfied or waived pursuant to the merger agreement on or prior to the expiration date, we expect that we would extend the expiration of the tender offer to a date on which we reasonably believed such conditions would be satisfied or waived. We expect that the tender offer and the merger will be completed on or about the same date.

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF ELIGIBLE OPTION HOLDERS ELECTING TO PARTICIPATE IN THIS OFFER OR ON ANY MINIMUM TOTAL NUMBER OF SHARES SUBJECT TO ELIGIBLE OPTIONS BEING VALIDLY TENDERED. HOWEVER, PARTICIPATION IN THE OFFER WILL REQUIRE EACH HOLDER OF ELIGIBLE OPTIONS TO TENDER ALL OF HIS OR HER ELIGIBLE OPTIONS IN THE OFFER, AND THE OFFER IS FURTHER SUBJECT TO THE CONDITIONS DESCRIBED IN THIS OFFER TO PURCHASE, INCLUDING THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS TO THE MERGER. SEE “THE OFFER – CONDITIONS.”

Although the offer is not conditioned on any minimum number of option holders electing to participate, a condition to the consummation of the merger is that all eligible options have been amended such that they will be cancelled and converted into the right to receive the applicable option payments. We do not expect to complete the offer unless the merger is consummated on or about the same date.

Any holder who desires to participate in this offer and tender all of his or her eligible options should complete and sign the election form, or a copy of it, and hand deliver, mail, deliver or send by facsimile or email (PDF) transmission the manually signed election form or copy, to the address, facsimile number or email address listed below. See “The Offer – Procedures for Tendering Eligible Options.”

Our board of directors, acting upon the unanimous recommendation of the special committee of our board of directors, which committee was formed to evaluate the initial unsolicited offer from the Parent and to, among other things, make recommendations to our board of directors regarding the Parent’s proposals, has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and has determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of the Company and its shareholders. Our board of directors has also approved this offer and recommends that you tender your eligible options for cash pursuant to this offer. For a discussion of the significant consequences of your decision not to tender, see “Certain Significant Considerations.”

This offer to purchase is dated July 31, 2013, as amended August 6, 2013. You should not assume that the information contained in this offer to purchase is accurate as of any date other than August 6, 2013, and the delivery of this offer to purchase shall not, under any circumstances, create an implication that there has been no change in our affairs since August 6, 2013 or that the information herein is correct as of any time subsequent to such date.

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Completed election forms and questions and requests for assistance or for additional copies of this offer to purchase or the related election form may be directed to Multiband Corporation, 5605 Green Circle Drive, Minnetonka, Minnesota 55343, Telephone: (763) 504-3000, Attention: Steven M. Bell, Chief Financial Officer and General Counsel, Facsimile: (763) 504-3141; Steve.Bell@MultibandUSA.com.

Offer to purchase dated July 31, 2013, as amended August 6, 2013.

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IMPORTANT

If you agree to tender your eligible options, you must complete and sign the election form accompanying this offer to purchase in accordance with its instructions, and deliver it by hand, mail, facsimile or email (PDF), together with any other documents required by the election form to:

Multiband Corporation

5605 Green Circle Drive

Minnetonka, Minnesota 55343

Attention: Steven M. Bell

Telephone: (763) 504-3000

Facsimile: (763) 504-3141

Steve.Bell@MultibandUSA.com

We are not aware of any jurisdiction where the making of the offer is not in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the offer would not be in compliance with such laws, we will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the offer. If, after such good faith effort, we cannot comply with any such applicable laws, the offer will not be made to, nor will election forms be accepted from or on behalf of, any holder residing in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS IN THE OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR ELIGIBLE OPTIONS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO TENDER, THE ELECTION FORM OR DOCUMENTS TO WHICH WE HAVE REFERRED. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO TENDER AND THE RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION TO YOU, YOU MUST NOT RELY ON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, WHICH WE MAY REFER TO IN THIS OFFER AS THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION DETERMINED WHETHER THE INFORMATION IN THIS DOCUMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-iv-

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

QUESTIONS AND ANSWERS ABOUT THE OFFER	4

FORWARD LOOKING STATEMENTS	10

CERTAIN SIGNIFICANT CONSIDERATIONS	12

THE OFFER	13

THE MERGER	21

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	23

INFORMATION REGARDING MERGER PROXY STATEMENT	24

AVAILABLE INFORMATION	25

SCHEDULE A

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. This summary does not describe all of the details of the tender offer to the same extent that they are described elsewhere in this offer to purchase. We encourage you to read this entire document and the related election form because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.

The Offer. You are being offered the opportunity to tender all, but not less than all, of your options to purchase our common stock that were granted to you under our 1999 Stock Compensation Plan. If you elect to participate in this offer, upon completion of the offer, all of your eligible options will be cancelled in exchange for the payment described below. See “The Offer.”

Payment for your Eligible Options. Upon the completion of the offer, eligible options that have been validly tendered in the offer (whether vested or unvested and that have not previously expired or been exercised or withdrawn from the offer) will be cancelled and converted into the right to receive from us a cash payment in an amount equal to the number of shares of our common stock subject to the eligible options multiplied by the greater of (1) the excess of $3.25 over the exercise price per share of the applicable eligible option, and (2) $0.50, without interest and reduced in each case by any applicable withholding taxes. See “The Offer.”

Duration of the Offer. The offer will expire at 5:00 p.m., Central time, on August 29, 2013, unless we extend, amend or terminate the offer before that time. Subject to applicable laws and the terms described in this offer to purchase, we reserve the right to amend, extend or terminate the offer in our sole discretion; provided, however, that the offer may only be terminated prior to the expiration date pursuant to the offer conditions stated herein.

One of the offer conditions is the satisfaction or waiver of all conditions to the merger agreement, and if these conditions have not been satisfied or waived pursuant to the merger agreement on or prior to the expiration date, we expect that we would extend the expiration of the tender offer to a date on which we reasonably believed such conditions would be satisfied or waived. We expect that the tender offer and the merger will be completed on or about the same date. See “The Offer.”

Conditions of the Offer. The completion of the offer is subject to the satisfaction or waiver of all conditions in the merger agreement, which conditions are identified on pages 21 and 22 herein, including that all eligible options are amended such that on or before the completion of the merger, the eligible options will be cancelled in exchange for the right to receive the applicable option payments. We do not intend to complete the offer unless we expect the merger to be completed on or about the same date as the completion of the offer. Although the offer is not conditioned on the participation by any minimum number of holders of eligible options in this offer or to any minimum total number of shares subject to eligible options being validly tendered and not withdrawn, participation in the offer will require each holder of eligible options to tender all of his or her eligible options in the offer.

Consequences of Failure to Tender. If you choose not to participate in this offer and do not agree to tender all of your eligible options, then one of the closing conditions to the merger agreement will not be satisfied, and the Parent will not be obligated to complete the merger. If the merger does not occur, the eligible options will remain outstanding in accordance with their original terms and conditions, including terms relating to expiration, but you will not be entitled to any cash payments in connection with the offer or the merger.

If the merger is completed even though not all of the eligible options have been validly tendered, the eligible options will remain outstanding in accordance with their current terms and conditions, including those relating to expiration, but we will no longer be a public company, and our common stock will no longer be traded on the NASDAQ Capital Market, which we may refer to throughout this offer as NASDAQ. If you retain your eligible options after the merger, you will retain the right to exercise your eligible options to the extent provided by the current terms and conditions of the eligible options, but you will not be entitled to receive the cash payment being made under this offer and you will not be able to receive any portion of the consideration paid for shares of our common stock in the merger. See “Certain Significant Considerations.”

Purpose of the Offer. We have entered into a merger agreement with the Merger Sub, a subsidiary of the Parent, and the Parent, under which we will be merged with the Merger Sub and each outstanding share of our common stock will be converted into the right to receive $3.25 in cash. It is a condition to the consummation of the merger that all eligible options be cancelled before the merger. Because our 1999 Stock Compensation Plan does not permit us to terminate eligible options in the context of a transaction such as the merger without the consent of the holders of the eligible options, we are making this offer in order to provide a means for our holders of eligible options to receive value for their eligible options in connection with the completion of the merger, whether or not the exercise prices of the eligible options are less than the $3.25 per share merger consideration. We are also making this offer in order to ensure that no eligible options to purchase our stock will remain outstanding after the merger. See “The Offer ‒ Purpose of the Offer.”

Treatment of Eligible Options of Executive Officers and Directors. The following individuals are our executive officers and directors who hold eligible options; our non-employee directors hold no eligible options: James L. Mandel, Chief Executive Officer and a Director; Steven M. Bell, General Counsel, Chief Financial Officer and a Director; David Ekman, Chief Information Officer; Kent Whitney, Chief Operating Officer; and Tom Beaudreau, President MDU Division. If the merger is completed, we will purchase their tendered eligible options on the same terms offered to all other holders of eligible options. A list of all of our directors and executive officers, including those who hold eligible options, is attached to this offer to purchase as Schedule A. As of July 31, 2013, such persons, as a group, beneficially owned eligible options to purchase 1,841,328 shares of common stock under the 1999 Stock Compensation Plan, which represented approximately 60.24% of all eligible options outstanding as of that date. See “The Offer ‒ Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options.”

How to Participate in the Offer. If you would like to participate in the offer and tender all of your eligible options, you should complete and sign the election form accompanying this offer to purchase, or a copy of that form, and return it to us at the address or facsimile number or email address listed on the front page of this offer to purchase. In order to participate in the offer, you must properly complete the election form and return it to us before the expiration of the offer. See “The Offer – Procedures for Tendering Eligible Options.”

Withdrawal from the Offer. If you deliver an election form to us and later you would like to withdraw your election form, you must notify us in writing before the expiration of the offer at the address, facsimile number or email address listed on the front page of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options being withdrawn from the offer. Even if you deliver a notice of withdrawal to us, you may still re tender your eligible options by delivering to us another completed election form before the expiration of the offer. See “The Offer – Withdrawal Rights.”

Tax Consequences of the Offer. If you are subject to U.S. taxes and if you tender your eligible options and your eligible options are accepted for cancellation, upon completion of the offer, you will recognize ordinary income in an amount equal to your option payment. If you are an employee or former employee of us, you will be subject to U.S. federal, and possibly state and local, income and employment (FICA and Medicare) withholding taxes at the applicable withholding rates on the amount of your ordinary income. If you are not an employee or former employee of us, your ordinary income will be self-employment income, which will be subject to U.S. federal self-employment tax (which is not a withholding tax) and, unless you provide to us a properly completed and executed Form W-9 or substitute form, U.S. federal, and possibly state and local, backup withholding tax. If you do not elect to participate in this offer, you will not have any current tax consequences as a result of the offer. See “Material U.S. Federal Income Tax Consequences.” WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISER REGARDING THE TAX CONSEQUENCES TO YOU OF THE OFFER.

Contact for Questions. If you have any questions about the offer or any of the matters described in this offer to purchase or the election form, you should contact the following person at the address or telephone number indicated: Multiband Corporation, 5605 Green Circle Drive, Minnetonka, Minnesota 55343, Telephone: (763) 504-3000, Attention: Steven M. Bell, Chief Financial Officer and General Counsel, Facsimile: (763) 504-3141; Steve.Bell@MultibandUSA.com.

QUESTIONS AND ANSWERS ABOUT THE OFFER

The following questions and answers briefly address some commonly asked questions about the offer. They may not include all the information that is important to you. We urge you to read carefully the entire offer to purchase and election form.

Who is offering to purchase my eligible options?	Multiband Corporation

Which options are eligible to be tendered for a cash payment?	We are offering to purchase for a cash payment all outstanding vested and unvested options to purchase our common stock granted under our 1999 Stock Compensation Plan.

What will be the purchase price for the eligible options?	If you elect to participate in the offer, then upon the completion of the offer, eligible options that have been validly tendered in the offer (whether vested or unvested and that have not previously expired or been exercised or withdrawn from the offer) will be cancelled and converted into the right to receive from us a cash payment in an amount equal to the number of shares of our common stock subject to the eligible options multiplied by the greater of (1) the excess of $3.25 over the exercise price per share of the applicable eligible option, and (2) $0.50, without interest and reduced in each case by any applicable withholding taxes.

May I tender an option that I have already exercised or partially exercised?	Only outstanding, unexercised eligible options are eligible to be tendered under the offer. If you have previously exercised an eligible option in part and the remaining unexercised portion of that eligible option is outstanding, such remaining portion may be tendered under the offer.

Have we or our board of directors adopted a position on the offer?	Our board of directors has approved this offer and recommends that you tender your eligible options pursuant to this offer. Our board of directors, acting upon the unanimous recommendation of the special committee of our board of directors, which committee was formed to evaluate the initial unsolicited proposal from the Parent and to, among other things, make recommendations to our board of directors regarding the Parent’s proposals, has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and has determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of the Company and its shareholders.

How long will the offer remain open and can the offer be extended or terminated before that time?	The offer will expire at 5:00 p.m., Central time, on August 29, 2013, unless we choose to extend the offer or to terminate the offer before that time or are otherwise required by law to extend the offer. Subject to applicable laws and the terms we describe in this offer to purchase, we reserve the right to extend or terminate the offer in our sole discretion; provided, however, that the offer may only be terminated prior to the expiration date pursuant to the offer conditions stated herein. If the conditions to the merger agreement have not been satisfied or waived pursuant to the merger agreement on or prior to the expiration date, we expect to extend the offer to a date on which we reasonably believe that such conditions will be satisfied or waived. We expect this offer and the merger will be completed on or about the same date.

How will I be notified if Multiband extends or terminates the tender offer or amends the terms of the tender offer?	If we extend or terminate the offer, we will issue a press release not later than 9:00 a.m., Eastern time, on the business day after the then–scheduled expiration date. We will announce any amendment to the offer by making a public announcement of the amendment and/or filing amended offer documents with the SEC. We post our press releases and filings with the SEC on our website at www.multibandusa.com.

Are there any conditions to completion of this tender offer?	Yes. The expiration of the offer is conditioned on the satisfaction or waiver of the conditions set forth in the merger agreement and identified herein on pages 21 and 22. The merger agreement sets forth numerous conditions to the completion of the merger, including that all eligible options are amended such that on or before the completion of the merger, all eligible options will be cancelled in exchange for the right to receive the applicable option payments. Although the offer is not conditioned upon a minimum number of holders of eligible options electing to participate in this offer or on any minimum total number of shares subject to eligible options being validly tendered and not withdrawn, participation in the offer will require each holder of eligible options to tender all of his or her eligible options in the offer.

Why is Multiband making the offer?	We have entered into a merger agreement with the Merger Sub and the Parent under which we will be merged with the Merger Sub and each outstanding share of our common stock will be converted into the right to receive $3.25 in cash. Pursuant to the merger agreement, we have agreed with the Merger Sub and the Parent to use our commercially reasonable efforts to provide that at the effective time of the merger, all eligible options, whether vested or unvested, by virtue of the merger and without any action on the part of the holders of the eligible options, will automatically be cancelled and converted into the right to receive the applicable option payments. We are making this offer in order to provide a means for the holders of our eligible options to receive value for their eligible options in connection with the completion of the merger. We are also making this offer in order to ensure that no eligible options to purchase our stock will remain outstanding after the merger because our 1999 Stock Compensation Plan does not permit us to terminate the eligible options in the context of a transaction such as the merger.

What happens if the merger agreement is terminated?	If the merger agreement is terminated prior to the expiration date of the offer, we intend to terminate this offer, and if the offer is terminated, we will not pay any consideration in exchange for eligible options tendered to us. Under those circumstances, you will continue to hold your eligible options to purchase our common stock under the same terms and conditions as applied before the offer.

Will our executive officers or directors participate in this offer?	Our directors and executive officers of the Company who hold eligible options may participate in the offer on the same terms as all other holders of eligible options.

When will payment be made?	Subject to the terms and conditions of the offer, payment for eligible options validly tendered and not withdrawn will be made promptly after expiration of the offer.

How do I participate in the offer and tender my eligible options?	If you decide to participate in the offer and tender your eligible options, you must return to us, before the expiration date, a properly completed and signed election form, or a copy of that form, at the address or facsimile number or email address listed on the front page of this offer to purchase. We may reject any election form delivered to us to the extent that we determine in our discretion it is not properly completed or to the extent we believe it would be unlawful to accept the tendered eligible options. If you do not properly complete, sign and deliver to us the election form before the expiration date of the offer, you will not be entitled to receive any payments in connection with the completion of the offer.

Do I have to pay a commission if I agree to tender my eligible options?	No. There is no commission if you tender your eligible options.

Once I have tendered eligible options in the offer, can I withdraw my tendered eligible options?	Yes. You may withdraw the tender of your eligible options at any time before the expiration date. To withdraw previously tendered eligible options, you must notify us in writing at the address, facsimile number or email address on the front page of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options to be withdrawn from the offer. However, you may tender your eligible options again before the expiration date by following the proper tender procedures. We may reject any notice of withdrawal delivered to us to the extent that we determine in our discretion it is not properly completed. If you previously have properly completed, signed and delivered an election form to us and you do not properly complete, sign and deliver to us a notice of withdrawal before the expiration of the offer, your eligible options will be cancelled in exchange for the applicable eligible option payments.

What will happen to my eligible options if I do not tender my eligible options in the offer?

If you do not validly tender your eligible options in the offer, then one of the closing conditions to the merger agreement will not be satisfied, and the Parent will not be obligated to complete the merger. If the merger does not occur, the eligible options will remain outstanding in accordance with their original terms and conditions, including terms relating to expiration, but you will not be entitled to any cash payments in connection with the offer or the merger.

If the merger is completed even though not all of the eligible options are validly tendered, the non-tendered eligible options will remain outstanding, but we will no longer be a public company, and our common stock will no longer be traded on NASDAQ or any other stock market. As a result, your eligible options will become options to purchase shares of common stock of a company:

•      for which there is no public trading market;

•      that is controlled by a significant stockholder;

•      that will no longer make filings with the SEC; and

•     that will not be required to comply with the SEC’s rules relating to publicly held companies, including those related to making certain information about the company publicly available to shareholders.

If you retain your eligible options after the merger, although you will retain the right to exercise your eligible options to the extent provided by the current terms and conditions of the eligible options, you will not be entitled to receive the cash option payments being made under this offer. See “Certain Significant Considerations.”

What happens if my eligible options expire before the expiration date of the offer?	We will accept for cancellation and purchase only those eligible options that are still outstanding on the expiration date of the offer. Any eligible option that expires by its terms before the expiration date of this offer will not be considered outstanding, and no payment will be made for those eligible options pursuant to this offer. Because of the possibility that we may choose to extend the expiration date of the offer, it is not possible to determine with any certainty when the offer will expire. Accordingly, it is your responsibility to decide whether to exercise any of your eligible options before they expire, whether or not you have tendered them pursuant to this offer.

Can I exercise my eligible options after I have tendered them?	Even if you tender your eligible options in this offer, you may still exercise any of your eligible options to purchase our common stock at any time up to the expiration date of this offer by following the procedures for exercise set forth in the terms and conditions of your eligible options.

What happens if I exercise my eligible options and purchase Multiband common stock before the expiration date of the offer?	If you exercise your eligible options before the expiration date of the offer according to the terms and conditions of your eligible options, even if you have already tendered your eligible options in this offer, you will receive shares of our common stock and you will not receive any payments in this offer. If the merger is then completed and you own the shares at the time of the merger, each share of our common stock that you own will be cancelled in the merger and, for each cancelled share, you will be entitled to receive $3.25 in cash (unless you successfully assert appraisal rights under Minnesota law as described in our proxy statement relating to the special meeting of shareholders to be held on August 29, 2013).

What happens if my employment with Multiband terminates before the expiration date of the offer?	If your employment with Multiband terminates during the pendency of the offer and your eligible options remain exercisable, you will continue to be permitted to tender your eligible options in the offer until such time as your eligible options are no longer exercisable, at which time they will terminate and be of no further force or effect.

How will Multiband pay for the tendered eligible options?	We will pay approximately $3,619,049 before fees and expenses if we purchase all of the eligible options that are currently outstanding pursuant to this offer. We expect to obtain these funds from the Parent immediately before the completion of the offer.

What are the U.S. federal income tax consequences if I tender my shares?	If you are subject to U.S. taxes and if you tender your eligible options and your eligible options are accepted for cancellation, upon completion of the offer, you will recognize ordinary income in an amount equal to your option payment. If you are an employee or former employee of us, you will be subject to U.S. federal, and possibly state and local, income and employment (FICA and Medicare) withholding taxes at the applicable withholding rates on the amount of your ordinary income. If you are not an employee or a former employee of us, your ordinary income will be self-employment income, which will be subject to U.S. federal self-employment tax (which is not a withholding tax) and, unless you provide to us a properly completed and executed Form W-9 or substitute form, U.S. federal, and possibly state and local, backup withholding tax. If you do not elect to participate in this offer, you will not have any current tax consequences as a result of the offer. See “Material U.S. Federal Income Tax Consequences.” WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISER REGARDING THE TAX CONSEQUENCES TO YOU OF THE OFFER.

What is the recent market price of the eligible options and the common stock into which the eligible options are exercisable?	Because the eligible options generally are not transferable, there is no market price for the eligible options. However, a vested eligible option may be exercised to purchase one share of our common stock at the designated exercise price for that eligible option. On August 5, 2013, the last reported sale price of our common stock was $3.20 per share.

Who can help answer my questions about the offer?	You may contact a representative of Multiband at the address and the phone number listed on the front pages of this offer to purchase if you have any questions or requests for assistance or for additional copies of this offer to purchase or the election form.

FORWARD LOOKING STATEMENTS

This document, and the documents to which we refer you in this document, contain “forward looking statements” that reflect our current views as to future events and financial performance with respect to our operations, the expected completion and timing of the merger and other information relating to the merger. These statements can be identified by the fact that they do not relate strictly to historical or current facts. There are forward looking statements throughout this document in statements containing words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors. Forward-looking statements are only predictions and are not guarantees of performance or events. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Although we believe that the expectations reflected in these forward looking statements are reasonable, we cannot assure you that the results or developments we anticipate will be realized, or even if realized, that they will have the expected effects on our business or operations or on the merger and related transactions. These forward looking statements speak only as of the date on which the statements were made, and we undertake no obligation to update or revise any forward looking statements made in this document or elsewhere as a result of new information, future events or otherwise, except as required by law. In addition to other factors and matters contained in or incorporated by reference in this document, we believe the following factors could cause actual results to differ materially from those discussed in the forward looking statements:

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the inability to complete the merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to consummate the merger;

•	the failure of the merger to close for any other reason;

•	the effect of the announcement of the merger on our client and customer relationships, operating results and business generally;

•	the risk that the proposed merger disrupts current plans and operations and our inability to respond effectively to industry developments and future opportunities;

•	the diversion of management’s attention from ongoing business concerns;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement actions that have been or may be instituted against us and others relating to the merger;

•	the amount of the costs, fees, expenses and charges related to the merger; and

•	other risks detailed in our filings with the SEC, including our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You may obtain copies of these reports and our other filings for free at the SEC website at www.sec.gov or from our website at www.multibandusa.com. See “Available Information.”

CERTAIN SIGNIFICANT CONSIDERATIONS

When making a decision about whether or not to tender your eligible options, you should consider the following significant considerations.

The failure to tender your eligible options may result in a failure to complete the merger. If any holder of eligible options does not validly tender his or her eligible options, then one of the closing conditions to the merger agreement will not be satisfied, and the Parent will not be obligated to complete the merger. If the merger does not occur, the eligible options will remain outstanding in accordance with their original terms and conditions, including terms relating to expiration, but you will not be entitled to receive any cash payments that are contemplated to be made in connection with the merger.

There will be consequences if you exercise your eligible options before the completion of the merger. If you exercise your eligible options before the expiration date of the offer according to the current terms and conditions of your eligible options, you will receive shares of our common stock and you will not receive any payments in this offer with respect to exercised eligible options. If the merger is then completed and you own the shares at the time of the merger, each share of our common stock that you own will be cancelled in the merger and, for each cancelled share, you will be entitled to receive $3.25 in cash (unless you successfully assert appraisal rights under Minnesota law as described in our proxy statement relating to the special meeting of shareholders to be held on August 29, 2013).

There will be consequences if the merger is completed despite the non-tender of your eligible options. If the merger is completed even though not all of the eligible options are validly tendered pursuant to the offer, any eligible options that are not validly tendered will remain outstanding and may continue to be exercised in accordance with their current terms and conditions, including terms relating to expiration, but the holder will not be entitled to receive the cash payment being made under this offer or in connection with the merger.

If the merger is completed, we will no longer be a public company, and our common stock will no longer be traded on the NASDAQ or any other stock market. As a result, if the merger and the offer are completed and you did not validly tender your eligible options in the offer, your eligible options will become options to purchase shares of common stock of a company:

•	for which there is no public trading market;

•	that is controlled by a significant stockholder;

•	that will no longer make filings with the SEC; and

•	that will not be required to comply with the SEC’s rules relating to publicly–held companies, including making certain information publicly available to shareholders.

If you were to exercise your eligible options after the merger, you would be required to pay in cash: (i) the exercise price(s) of your eligible options, and (ii) income and employment or self-employment taxes applicable to any excess of the per share fair market value of the common stock over the per share exercise price of your eligible options. These cash payments would be required even though, at the time of exercise, you may not be able to sell the shares acquired upon the exercise of your eligible options.

THE OFFER

Upon the terms and subject to the conditions set forth in this offer to purchase and the accompanying election form, we hereby offer to purchase for cash any and all outstanding eligible options, whether vested or unvested, to purchase our common stock granted under our 1999 Stock Compensation Plan. Upon the completion of the offer, eligible options that have been validly tendered in the offer (whether vested or unvested and that have not previously expired or been exercised or withdrawn from the offer) will be cancelled and converted into the right to receive from us a cash payment in an amount equal to the number of shares of our common stock subject to the eligible options multiplied by the greater of (1) the excess of $3.25 over the exercise price per share of the applicable eligible option, and (2) $0.50, without interest and reduced in each case by any applicable withholding taxes.

The time by which holders of eligible options must validly tender their eligible options is 5:00 p.m., Central time, on August 29, 2013, unless extended by us, which we call the “expiration date.” Any extension will be announced in a public announcement. If the conditions to the merger agreement have not been satisfied or waived pursuant to the merger agreement on or prior to the expiration date, we expect to extend the offer to a date on which we reasonably believe that such conditions will be satisfied or waived. We expect this offer and the merger will be completed on or about the same date. See “The Offer ‒ Extension, Amendment and Termination of the Offer.” Payment for eligible options validly tendered in accordance with the offer will be made promptly after the expiration date of the offer. See “The Offer ‒ Acceptance of and Payment for the Eligible Options.”

Purpose of the Offer

This offer is being made in connection with the proposed merger of us with the Merger Sub pursuant to the merger agreement dated May 21, 2013 by and between us, the Parent and the Merger Sub. See “The Merger ‒ General.” In connection with the merger, we have agreed with the Merger Sub and the Parent to use our reasonable best efforts to provide that at the effective time of the merger, all eligible options will be cancelled in accordance with applicable law and in a manner reasonably acceptable to the Merger Sub, the Parent and us, and the holders of such eligible options will be entitled to receive the applicable option payments.

We are making this offer to you in connection with the merger agreement in order to provide a means for the holders of our eligible options to receive value for their eligible options in connection with and upon completion of the merger. We are also making this offer in order to ensure that no eligible options to purchase our stock will remain outstanding after the merger. Options granted pursuant to our 2000 Non-Employee Directors Stock Compensation Plan may be terminated by us in the context of a transaction like the merger without the consent of the option holders. However, our 1999 Stock Compensation Plan does not permit such a cancellation, and this offer is being made to the holders of eligible options granted pursuant to such plan.

Conditions

The offer is conditioned on the satisfaction or waiver of all the conditions in the merger agreement, which conditions are identified on pages 21 and 22 herein, including that all eligible options are amended such that on or before the completion of the merger, all eligible options will be cancelled in exchange for the right to receive the applicable option payments.

We do not intend to complete the offer unless we expect the merger to be completed on or about the same date as the completion of the offer. Although the offer is not conditioned on the participation by any minimum number of holders of eligible options electing to participate in this offer or to any minimum total number of shares subject to eligible options being validly tendered and not withdrawn, participation in the offer will require each holder of eligible options to tender all of his or her eligible options in the offer.

In addition, subject to the rules under the Securities Exchange Act of 1934, as amended, which we refer to throughout this offer to purchase as the “Exchange Act,” we may extend, terminate or amend the offer if, on or before the expiration date, a law or order shall have been entered, enacted, promulgated, enforced or issued by any court of competent jurisdiction or any other governmental entity that has the effect of preventing the consummation of the offer or the merger.

In some circumstances, if conditions in the merger agreement, which conditions are identified on pages 21 and 22 herein, are waived the expiration date of the offer will be extended as required by law.

Procedures for Tendering Eligible Options

For the holder of an eligible option to participate in this offer and validly tender his or her eligible options, a properly completed and duly executed election form, or facsimile of the form, with any other required documents, must be received by us at or before 5:00 p.m., Central time, on the expiration date (as it may be extended) at the address or the facsimile number or email address listed on the front pages of this offer to purchase. You must deliver your election form by hand delivery, mail, facsimile or email (PDF). You do not need to return your stock option agreement(s) for your eligible options to validly tender your eligible options in this offer.

The tendering of eligible options pursuant to the offer by the procedure set forth above will constitute your acceptance of the terms and conditions of the offer. Our acceptance of the eligible options tendered by you pursuant to the offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the offer.

The method of delivery of the election form is at the election and risk of the submitting holder of eligible options. Delivery of the election form will be deemed made only when we actually receive it. If a holder of eligible options chooses to deliver by mail, the recommended method is by registered mail with return receipt requested. If a holder of eligible options chooses to deliver by facsimile or email, we recommend that the holder confirm our receipt of the facsimile transmission or email by calling us at the telephone number listed on the front pages of this offer to purchase and on the election form itself. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders of eligible options will be accepted.

If you elect to participate in this offer, all of your eligible options must be tendered pursuant to the offer. You are not permitted to tender some of your eligible options and retain others.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered eligible options will be determined by us in our discretion. We reserve the right to reject any and all election forms that we determine in our discretion are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right in our discretion to waive any defect or irregularity in the election form of any particular holder of eligible options, whether or not similar defects or irregularities are waived in the case of other holders. However, if we waive a condition, it will be waived for all holders. Our interpretation of the terms and conditions of the offer, including the instructions in the election form, will be final and binding. We will not be under any duty to give notification of any defects or irregularities in election forms or any notices of withdrawal and will not be liable for failure to give any such notification.

Acceptance of and Payment for the Eligible Options

Upon the terms and subject to the conditions of the offer and promptly after the expiration date, we will accept for cancellation and payment all eligible options that, subject to our right to extend, terminate or amend the offer, have been validly tendered and have not:

•	expired before the expiration of this offer; or

•	been validly withdrawn from this offer at or before 5:00 p.m., Central time, on the expiration date; or

•	been exercised by you before the expiration date of this offer.

For purposes of this offer, we will be deemed to have accepted for cancellation and payment all eligible options validly tendered and not expired, exercised or properly withdrawn before the expiration date if, as and when we give oral or written notice of our acceptance of the eligible options.

If the offer is completed, validly tendered eligible options will be paid for promptly after the expiration date.

Withdrawal Rights

Validly tendered eligible options may be withdrawn at any time at or before 5:00 p.m., Central time, on the expiration date. If the offer is terminated without any eligible options being purchased, then all election forms received in this offer will be promptly destroyed or returned to the submitting eligible option holders. In addition, if we have not accepted your tendered eligible options before 5:00 p.m., Central time, on August 29, 2013, you may withdraw your eligible options any time thereafter.

For a withdrawal of validly tendered eligible options to be effective, a properly completed and duly executed notice of withdrawal must be received by us at or before 5:00 p.m., Central time, on the expiration date at the address or the facsimile number or email address listed on the front pages of this offer to purchase. A notice of withdrawal must be signed by you and will result in all of your previously tendered eligible options to be withdrawn from the offer. If we extend the offer, you may withdraw your validly tendered eligible options at any time until the extended expiration of the offer. We will accept a copy of your notice of withdrawal only by hand delivery, mail, facsimile or email (PDF).

Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of notices of withdrawal. Our determination of these matters will be final and binding.

Withdrawals of previously tendered eligible options may not be rescinded, and any eligible options properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. Properly withdrawn eligible options may, however, be re–tendered by again following the procedures described above in “The Offer ‒ Procedures for Tendering Eligible Options” at any time at or before 5:00 p.m., Central time, on the expiration date.

Withdrawals of tendered eligible options can be accomplished only in accordance with the foregoing procedures.

Extension, Amendment and Termination of the Offer

We may, at any time and from time to time, extend the period of time during which the offer is open and delay accepting any eligible options tendered by publicly announcing the extension on or before 9:00 a.m., Eastern Time, on the business day after the then–scheduled expiration date and giving oral or written notice of the extension to the eligible option holders. If the conditions to the merger agreement have not been satisfied or waived pursuant to the merger agreement on or prior to the expiration date, we expect that we would extend the expiration of the tender offer to a date on which we reasonably believed such conditions would be satisfied or waived so that the tender offer and the merger can be completed on or about the same date.

Subject to applicable law, prior to the expiration date, we reserve the right, in our discretion, and regardless of whether any of the conditions specified above in “The Offer ‒ Conditions” has occurred or is deemed by us to have occurred, to amend the terms of the offer in any respect. As long as we comply with all applicable laws, we may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to eligible option holders. We may amend the offer at any time by publicly announcing the amendment.

If we materially change the terms of the offer or the information about the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e–4(d)(2) and 13e–4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If we decide to increase or decrease what we will pay you for your eligible options, we will publish notice of the action. If the offer is scheduled to expire within 10 business days from the date we notify you of such an increase or decrease, we will also extend the offer for a period of at least 10 business days after the date the notice is published.

We reserve the right, in our sole discretion, to terminate the offer at any time before the expiration date; provided, however, that the offer may only be terminated prior to the expiration date pursuant to the offer conditions stated herein. If the merger agreement is terminated, we intend to terminate this offer, and if the offer is terminated prior to the expiration date, (a) we will not pay any consideration in exchange for eligible options tendered to us, (b) we will promptly notify each holder of eligible options who has elected to participate in the offer of such termination, and (c) we will promptly return or destroy each election form. Following a termination of this offer, you would continue to hold your eligible options to acquire our common stock under the same terms and conditions as applied before the offer.

Any public announcement relating to the offer will be sent promptly to holders of eligible options in a manner reasonably designed to inform eligible option holders of the change, which may include the issuance of a press release.

Source and Amount of Funds

As of July 31, 2013, there were outstanding eligible options to acquire 3,056,598 shares of our common stock. Based upon this number, and assuming all of the holders of these eligible options elect to participate in the offer and tender these eligible options subject to the offer, the maximum aggregate amount of funds that will be required in order for us to pay the total aggregate consideration in the offer will be approximately $3,634,049, including estimated fees and expenses of approximately $15,000 relating to the offer. We expect to obtain these funds from the Parent immediately before the completion of the offer.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Eligible Options

Our directors and executive officers that hold eligible options may participate in the offer on the same terms as all other holders of eligible options. If the merger is completed, we will purchase their tendered eligible options on the same terms offered to any other holder of eligible options. A list of all of our directors and executive officers, including those who hold eligible options, is attached to this offer to purchase as Schedule A. As of July 31, 2013, our executive officers and directors, as a group, beneficially owned eligible options to purchase a total of 1,841,328 shares of common stock under the 1999 Stock Compensation Plan, which represented approximately 60.24% of all eligible options outstanding as of that date.

The following table sets forth information as of July 31, 2013 regarding the number of eligible options held individually by our directors and executive officers; our non-employee directors hold no eligible options.

Name	Position	Shares Subject to Eligible Options
James L. Mandel	Chief Executive Officer and Director	1,264,469
Steven M. Bell	General Counsel, Chief Financial Officer and Director	236,859
David Ekman	Chief Information Officer	90,000
Kent Whitney	Chief Operating Officer	100,000
Tom Beaudreau	President MDU Division	150,000

Neither we nor any of our directors or executive officers engaged in transactions involving the eligible options during the 60 days before the commencement of the offer.

For additional information regarding all agreements, arrangements and understandings with respect to any of our securities involving any of our executive officers and directors, see “Proposal No. 1 ‒ The Merger ‒ Interests of Multiband Directors and Executive Officers in the Merger” in our definitive proxy statement regarding the merger agreement and our other filings with the SEC that are referred to in this offer to purchase. See “Available Information.” In addition, except as otherwise described or referred to above, neither we nor, to our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer

All eligible options that we purchase in connection with the offer will be cancelled. Concurrently with the consummation of the merger, we will account for the payments made to holders of eligible options in connection with the offer as compensation expense in our income statement for the period ended immediately before the closing of the merger.

Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition, ownership or cancellation of the eligible options as described in the offer or the payment for tendered eligible options. If any other approval or action should be required, we presently intend to seek the approval or take the action. This could require us to delay the acceptance of eligible options tendered to us. We may not be able to obtain any required approval or take any other required action. Our obligation under the offer to accept tendered eligible options for cancellation and payment is subject to the conditions described in “The Offer ‒ Conditions.”

Fees and Expenses

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to this offer. Our directors, officers and employees, who will not be specifically compensated for such services, may contact holders by mail, telephone, facsimile, email and in person regarding the offer.

Appraisal Rights

Holders of eligible options do not have any appraisal or dissenters’ rights under the Minnesota Business Corporation Act, Chapter 302A of the Minnesota Statutes, in connection with the offer. Holders of eligible options who exercise their eligible options before the consummation of the merger may be entitled to seek appraisal rights with respect to the shares acquired upon such exercise under Section 302A.471 and Section 302A.473 of the Minnesota Business Corporation Act. You should read the section of the definitive proxy statement entitled “Dissenters’ Rights” and Annex C to the definitive proxy statement regarding dissenters’ rights.

Issuer Information

The address of the Company’s principal executive offices is 5605 Green Circle Drive, Minnetonka, Minnesota 55343. Its telephone number is (763) 504-3000.

Market and Trading Information

There is no established trading market for the eligible options. However, our common stock currently trades on the NASDAQ Capital Market under the symbol “MBND.” The following table sets forth the high and low bid prices for shares of our common stock for the periods indicated:

Quarter Ended	High Bid	Low Bid

June 30, 2013	$3.28	$1.94
March 31, 2013	$2.50	$1.55

December 31, 2012	$2.24	$1.37
September 30, 2012	$2.50	$1.66
June 30, 2012	$3.02	$1.91
March 31, 2012	$3.73	$2.75

December 31, 2011	$3.63	$2.36
September 30, 2011	$3.74	$2.44
June 30, 2011	$4.87	$2.97
March 31, 2011	$6.72	$2.60

The closing sale price of our common stock as reported on the NASDAQ Capital Market on May 21, 2013, the last trading day before our press release announcing the signing of the merger agreement, was $2.58 per share. On August 5, 2013, the closing price of our common stock on the NASDAQ Capital Market was $3.20 per share. You are encouraged to obtain current market quotations for our common stock before making any decision with respect to the offer.

Miscellaneous

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, we will not make the offer to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, as amended, which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS IN THE OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR ELIGIBLE OPTIONS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE, THE ELECTION FORM OR DOCUMENTS TO WHICH WE HAVE REFERRED. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE AND THE RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION TO YOU, YOU MUST NOT RELY ON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US.

THE MERGER

General

We are making this offer in connection with our proposed merger of the Merger Sub with and into us. Pursuant to the merger agreement, dated as of May 21, 2013, holders of our common shares at the time of the merger, other than those shareholders who have perfected appraisal rights with respect to such common shares, will receive $3.25 in cash for each share of our common stock that they own. As a result of this merger, we will be a wholly-owned subsidiary of the Parent, and all shares of our common stock outstanding before the consummation of the merger will be cancelled.

Conditions to Consummation of the Merger

The respective obligations of the Parent and the Merger Sub, on the one hand, and us, on the other, to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions:

•	the merger shall have been approved and the merger agreement shall have been adopted by the holders of at least a majority of the outstanding shares of our common stock;

•	the receipt, filing, taking or making of all consents, approvals, actions and notices of or to any governmental entity required of the Parent, Merger Sub, the Company or any of the Company’s subsidiaries to complete the merger, including any such consents as may be required under (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) any other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the merger and the other transactions contemplated by the merger agreement; and (iii) the Communications Act and the FCC Rules (as defined in the merger agreement);

•	the absence of any injunction, preliminary restraining order, or other writ, order, judgment, or decree of any nature issued by a court or governmental entity directing that any of the transactions contemplated by the merger agreement not be completed or any statute, rule or regulation enacted or promulgated that prohibits the completion of any of the transactions contemplated by the merger agreement; and

•	the payment of all of the Company’s “Indebtedness” (as defined in the merger agreement) by the Parent.

Our obligation to complete the merger is also subject to the satisfaction or waiver of each of the following conditions:

•	the representations and warranties of the Parent and the Merger Sub in the merger agreement being true and correct as of the date of the merger agreement and the effective time of the merger, except for inaccuracies that are not reasonably likely to have a Parent Material Adverse Effect (as defined in the merger agreement);

•	Parent’s and Merger Sub’s compliance in all material respects with the agreements, obligations and covenants in the merger agreement required to be performed or complied with by it; and

•	the Company shall have been provided a certificate signed by the executive officers of the Parent and the Merger Sub that the prior conditions have been met.

The Parent’s and the Merger Sub’s obligation to complete the merger is also subject to the satisfaction or waiver of each of the following conditions:

•	our representations and warranties in the merger agreement, excluding certain of them, being true and correct as of the date of the merger agreement and the effective time of the merger, subject to the applicable materiality or material adverse effect standards contained in the merger agreement;

•	our compliance in all material respects with the agreements, obligations and covenants in the merger agreement required to be performed or complied with by us;

•	we shall have provided to the Parent an officer’s certificate that the prior conditions have been met;

•	no Company Material Adverse Effect (as defined in the merger agreement) shall have occurred or existed prior to the effective time of the merger;

•	the Company shall have furnished to the Parent a certificate in accordance with Treasury Regulations Section 1.1445-2(c)(3) in a form reasonably acceptable to the Parent, certifying that the Company is not, and has not in the past five years been, a “United States real property holding corporation” (within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended);

•	each holder of a warrant to purchase our common stock shall have delivered to the Parent an agreement terminating such warrant;

•	all holders of eligible options shall have agreed to the amendment of their eligible options as described in this offer;

•	on the date of consummation of the merger, the holders of no more than 5% of the outstanding shares of our common stock shall have properly exercised dissenters’ rights in accordance with Section 302A.471 and Section 302A.473 of the Minnesota Business Corporation Act, and we shall have delivered a certificate to the Parent to that effect; and

•	we shall have complied with all agreements relating to (i) cooperating with the Parent regarding the Debt Financing (as defined in the merger agreement), (ii) assisting the Parent with making SEC filings, and (iii) cooperating with the Parent with respect to any securityholder litigation.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following describes the material U.S. federal income tax consequences of the offer to individuals who were granted their eligible options in connection with the performance of services. This discussion addresses tax consequences to citizens or residents of the United States. This discussion does not address all aspects of U.S. federal income taxes and does not deal with foreign, state and local tax consequences that may be relevant to you in light of your personal circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and the regulations, rulings and judicial decisions promulgated thereunder as of the date hereof, and these authorities may be repealed, revoked or modified, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. If you are considering tendering your eligible options, you should consult your own tax adviser concerning the tax consequences to you of tendering in light of your personal circumstances.

Consequences to holders of eligible options who tender their eligible options in the offer: If you tender your eligible options in the offer and your eligible options are accepted for cancellation, upon completion of the offer, you will recognize ordinary income in an amount equal to the amount of cash that is payable to you for your eligible options (prior to reduction for any applicable withholding taxes).

If you are an employee or former employee of us, your ordinary income will be wage income to you. As such, the amount of cash that is payable to you for your eligible options (prior to reduction for any applicable withholding taxes) will be subject to U.S. federal, and possibly state and local, income and employment (FICA and Medicare) withholding taxes at the applicable withholding rates on the amount of the payment.

If you are not an employee or a former employee of us, your ordinary income will be self-employment income, which will be subject to U.S. federal self-employment tax, which is not a withholding tax. The amount of cash that is payable to you for your eligible options (prior to reduction for any applicable withholding taxes) will be subject to U.S. federal backup withholding tax at a rate of 28%, and possibly state and local backup withholding at the applicable rates, unless you provide to us a properly completed and executed Form W-9 or substitute form.

All U.S. federal income and backup withholding tax that is withheld from your payment will be creditable against your U.S. federal income tax liability. If any such amount, together with any other U.S. federal income or backup withholding tax and any other tax payments made with respect to your U.S. federal income tax liability for the applicable tax year, exceeds your U.S. federal income tax liability for such tax year, the excess amount may be refundable to you.

The amount of your ordinary income and the amount of any U.S. federal withholding taxes that are withheld from your payments will be reported to you and the Internal Revenue Service.

Consequences to holders of eligible options who do not tender their eligible options in the offer:  If you do not tender your eligible options in the offer, you will not have any current tax consequences as a result of the offer.

INFORMATION REGARDING MERGER PROXY STATEMENT

In connection with our solicitation of proxies for our special meeting of shareholders concerning the proposed merger, we have filed a definitive proxy statement with the SEC. We are enclosing a copy of the definitive proxy statement with this offer to purchase. You may also obtain a free copy of the definitive proxy statement and other relevant documents filed with the SEC from our website at www.multibandusa.com or the SEC’s website at www.sec.gov. You may also obtain a free copy of the definitive proxy statement and other documents by directing a request by mail, telephone or email to Multiband Corporation, 5605 Green Circle Drive, Minnetonka, Minnesota 55343, Telephone: (763) 504-3000, Attention: Steven M. Bell, Chief Financial Officer and General Counsel, Facsimile: (763) 504-3141; Steve.Bell@MultibandUSA.com.

AS IN ALL PROXY MATTERS, THE MERGER PROXY STATEMENT SHOULD BE READ CAREFULLY BEFORE MAKING ANY DECISION CONCERNING THE MERGER. YOU ARE URGED TO READ THE MERGER PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

We and our directors, executive officers, and members of management may be deemed to be “participants” in the solicitation of proxies from our shareholders in favor of the merger agreement. Information regarding the persons who may be considered “participants” in the solicitation of proxies and their direct and indirect interests in the merger is set forth in the merger proxy statement referenced above.

AVAILABLE INFORMATION

This offer to purchase is a part of a Tender Offer Statement on Schedule TO, as amended, which we have filed with the SEC. This offer to purchase does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, as amended, including its exhibits, and the materials described in the following paragraph that we have filed with the SEC before making a decision on whether to tender your eligible options.

We also file annual, quarterly and special reports, proxy statements, including the proxy statement that will be mailed to our shareholders in connection with the special meeting to be held to vote upon adoption of the merger agreement, and other information with the SEC. Such reports, proxy statements and other information contain additional information about us.

You may read and copy any reports, statements or other information filed by us at the SEC’s Public Reference Room at Station Plaza, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may also be obtained upon payment of the SEC’s customary charges, from the SEC’s Public Reference Room at Station Plaza, 100 F Street, N.E., Washington D.C. 20549. Information about the operation of this public reference room can be obtained by calling the SEC at 1–800–SEC–0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding registrants, including Multiband, that file electronically with the SEC.

Additional information concerning Multiband may be found in the following documents filed by us with the SEC under the Exchange Act:

•	Annual Report on Form 10-K for the year ended December 31, 2012 filed on April 1, 2013;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013;

•	Current Reports on Form 8-K dated April 1, 2013, May 21, 2013 and June 3, 2013 filed on April 1, 2013, May 22, 2013 and June 3, 2013, respectively;

•	Definitive proxy statement on Schedule 14A filed on July 26, 2013; and

•	Tender Offer Statement on Schedule TO filed on July 31, 2013, as amended August 6, 2013.

SCHEDULE A

MULTIBAND CORPORATION
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS

Name	Position
James L. Mandel	Chief Executive Officer and Director
Steven M. Bell	General Counsel, Chief Financial Officer and Director
Frank Bennett	Director
Eugene Harris	Director
Donald Miller	Director
Peter K. Pitsch	Director
Martin H. Singer, Ph.D.	Director
Stephen Kezirian	Director
David Ekman	Chief Information Officer
Kent Whitney	Chief Operating Officer
Tom Beaudreau	President MDU Division

The business address and telephone number of each of the above executive officers and directors is c/o Multiband Corporation, 5605 Green Circle Drive, Minnetonka, Minnesota 55343, Telephone: (763) 504-3000.